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                                                                   Exhibit 3 (i)

                     AMENDMENT OF ARTICLES OF INCORPORATION


     3. Article Number II of the Harmon Industries, Inc. Restated Articles of Incorporation was amended by vote of the shareholders on May 10, 1994 to read as follows:

     The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is twenty million (20,000,000) shares, all of which will be common stock having a par value of Twenty-Five Cents ($.25) per share.

     No holder of common stock of the Corporation shall be entitled as of right to subscribe for, purchase, or receive any part of any new or additional issue of stock of any class, whether now or hereafter authorized or of any bonds, debentures, or other securities convertible into stock of any class, and all such additional shares of stock, bonds, debentures, or other securities convertible into stock may be issued and disposed of by the Board of Directors to such person or persons and on such terms and for such consideration (so far as may be permitted by law) as the Board of Directors in its absolute discretion, may deem advisable.


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